EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
Cellco Partnership (d/b/a Verizon Wireless)

(in millions, except ratio)	Year Ended December 31,

	2004	2003	2002	2001	2000

Income from continuing operations before provision
for income taxes and cumulative effect of a
change in accounting principle	$5,023	$3,319	$2,777	$1,366	$1,677
Equity in (income) loss of unconsolidated entities	(45)	(15)	(14)	(6)	(57)
Interest expense	661	626	626	655	593
Amortization of debt issuance costs	2	4	4	-	-
Portion of rent expense representing interest	251	241	216	186	125
Amortization of capitalized interest	49	45	35	27	17
Distributions from unconsolidated entities	14	16	11	9	65

Income, as adjusted	$5,955	$4,236	$3,655	$2,237	$2,420

Fixed Charges:
Interest expense	$661	$626	$626	$655	$593
Capitalized interest	118	76	77	109	81
Amortization of debt issuance costs	2	4	4	-	-
Preferred return requirement of a consolidated
subsidiary	33	33	12	-	-
Portion of rent expense representing interest	251	241	216	186	125

Fixed charges	$1,065	$980	$935	$950	$799

Ratio of earnings to fixed charges	5.59	4.32	3.91	2.35	3.03